Mail Stop 3561

October 16, 2007

Mr. Robert N. Fried, President and CEO
Ideation Acquisition Corp.
100 North Crescent Drive
Beverly Hills, CA 90210

> **Re:** **Ideation Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on September 28, 2007**
> **File No. 333-144218**

Dear Mr. Fried:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We have reviewed your responses to comments three and sixteen of our letter dated September 18, 2007, we reissue both comments in part. The company discloses that it may owe pre-existing fiduciary duties to various entities affiliated with management. The following entities are discussed on pages 71 and 72:

Peregrine VC Investments II, The Florida Value Fund LLLP, Calex Equity
Partners, LP, The Frost Group, Opko Health, Inc., Fried Films, and Myspace.com.
On page 71, the company states that "we do not expect to compete with any of
those funds in our search …." Please explain the basis for this statement. Based
on the disclosures on pages 71 and 72, it is unclear if these companies would seek
or hold investments in the digital media sector that would interest the company.
Please provide sufficient information regarding the entities above and their
acquisition criteria, if any, to determine the likelihood that an investment
opportunity may not be presented to the company because of these pre-existing
fiduciary duties.

2.   We note your response to comment four of our letter dated September 18, 2007,
        and we reissue in part our prior comment. If the company is able to seek or
        consummate a business outside of the digital media sector, all discussions
        involving the advantages and risks of the digital media sector would be irrelevant.
        Please clearly qualify all disclosure concerning the advantages and risks of the
        digital media sector with clear language that such analysis or discussion would be
        irrelevant should the company consummate a business combination outside of its
        initial focus. See pages 1-2, 34, and 49.

3.   On page 49, the company revised the registration statement to state that it would
        expect to "focus [its] search solely on businesses in the digital media sector."
        Please clarify this statement, particularly the meaning of "focus [its] search solely
        …." If the company exclusively focuses its search within the digital media sector,
        please explain how it would discover opportunities in other industries or sectors.
        For instance, does the statement above mean that the company will primarily
        direct it search efforts toward the digital media sector, but would be open to hear
        opportunities in other industries from finders, consultants, etc.? If so, please
        revise the registration statement in the appropriate places accordingly.

Summary, page 1

4.   We note your response to comment six of our letter dated September 18, 2007,
        and we reissue in part our prior comment. Please clarify what "we intend to focus
        our search initially" means, as it relates to seeking a domestic or international
        business. Is there any criterion for the company to abandon its domestic search to
        seek international businesses? Does the word "initially" impose any time limits
        for a search for domestic businesses before seeking international businesses?

Private Placement Warrants, page 3

5.   Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers and directors. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. We may have additional comments after reviewing your response.

Risk Factors, page 15

6.   We note your response to comment eleven of our letter dated September 18, 2007, regarding initial stockholders purchasing additional units or common stock and your disclosure on page 29 that,

> "In addition, such purchases may be made from public stockholders that have indicated their intention to vote against the business combination …. Accordingly, purchases by our initial stockholders … could result in a business combination being approved that may not have otherwise been approved …."

It appears that this risk is a separate risk than the other disclosure in the narrative. Please revise to separate into an additional risk factor or advise. In addition, please briefly discuss this disclosure in the summary.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Bradley D. Houser, Esq.
        Fax: (305) 374-5095